Goldcorp Inc.
File No. 1-12970
VIA EDGAR AND FACSIMILE
September 28, 2006
Mr. Kevin Stertzel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010
RE:	Goldcorp Inc. Form 40-F for the Fiscal Year Ended December 31, 2005 Filed March 21, 2006 File No. 1-12970
Dear Mr. Stertzel:
Please accept this request for an extension to respond to your comment letter of August 24th, 2006.
We are currently working with our auditors to ensure the completeness of our responses to these comments. However, due to the complex nature of the issues and the need to consult with our current and predecessor auditors, additional time is required to coordinate this effort. Therefore, we would propose to provide our written response to you on or before October 16th, 2006.
Should you have further questions, please address your letter to the undersigned.
Yours truly,

/s/  Lindsay Hall
Lindsay Hall
Executive Vice President and Chief Financial Officer
cc:	Glenn Ives Deloitte & Touche LLP

Mark Bennett Cassels Brock & Blackwell LLP

Gil Cornblum Dorsey & Whitney LLP